  Silicon South, Inc.

9160 Diamond Road

Richmond, B.C.,

V7E 1P3, Canada

February 1, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Silicon South, Inc.

Form 8K

Filed November 9, 2010

File No. 000-51906

Dear Mr. Reynolds:

In connection with responding to your comment letter dated December 7, 2010, Silicon South, Inc., a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Silicon South, Inc.

/s/ Brian Hauff, Chief Executive Officer